MODTECH HOLDINGS, INC.
FOURTH-QUARTER AND FISCAL YEAR 2006 FINANCIAL RESULTS
Revenues for the quarter and year ended December 31, 2006, were $29.2 million and $156.0 million, respectively, compared to the record $55.9 million and $230.3 million for the quarter and year ended December 31, 2005, respectively. The decline in revenues is, in part, the result of unusually strong and non-recurring sales in Florida and Texas during 2005 that were the direct result of hurricane damage in the Gulf region. The negative results for the quarter reflect seasonality compounded by a sharp decline in education sales in California and Florida due primarily to project delays. Sluggish sales in Texas for 2006 prompted our decision to close our Texas factory in the first quarter of 2007.

Our gross profit margin was a loss of $3.7 million, or 12.6% of sales, in the fourth quarter of 2006, compared to a loss of $4.2 million, or 7.6% of sales, in the fourth quarter a year ago. For the year ended December 31, 2006, gross profit was $4.4 million, or 2.8% of sales, compared to $8.9 million, or 3.9% of sales, for year ended December 31, 2005. Gross margins declined in 2006 as revenues declined more than expected and fixed and certain variable costs were not reduced in line with lower revenues. In addition, prior-year margins benefited from volume efficiencies related to record results in 2005.

Sales, general, and administrative (SG&A) expenses for the quarter and year ended December 31, 2006, were $6.8 million and $17.3 million, compared to $4.8 million and $15.9 million for the quarter and year ended December 31, 2005, respectively. SG&A expenses for the quarter and year ended December 31, 2006, included $0.4 million and $1.2 million, respectively, in non-cash stock compensation, which is not included in the corresponding prior period amounts. Additionally, we recorded a $3.2 million provision for contract adjustments in 2006 compared $0.7 million in the prior year. Excluding stock compensation and the provision for contract adjustments, SG&A expenses decreased $2.3 million from 2005 to 2006.

We performed our annual goodwill impairment testing during the fourth quarter of 2006. Based on the significant decline in the trading price of our stock and other indicators of impairment, we recorded a non-cash impairment charge of $33.6 million in the fourth quarter of 2006. Operating losses, which include the impairment charge to goodwill, for the quarter were $44.2 million compared to of $9.1 million in the fourth quarter of 2005. Operating losses, which also include the impairment charge to goodwill, for the year ended December 31, 2006 were $46.6 million compared to $7.0 million for the year ended December 31, 2005.

Other expense, net, for 2006 was $8.0 million compared to $14.1 million in 2005. Key changes in other expense, net, are as follows:

•
Interest expense decreased in 2006, by $4.4 million compared to 2005. The decrease is primarily attributable to lower debt compared to the prior year: $13.8 million at December 31, 2006, compared to $39.3 million at December 31, 2005.

•
A $3.4 million loss on extinguishment of debt. This consisted of a $2.1 million write off of debt issue costs of the Fortress Credit Corp. credit facility, a $0.9 million write-off related to the Bank of America credit facility. In addition, we incurred a loss on the redemption of our $25.9 million convertible note issued to Amphora Limited. In the fourth quarter of 2006, we redeemed the balance of the Amphora Note with a face value of $17.6 million through a combination of the conversion of one million shares and the payment of $8.0 million cash. The shares issued upon conversion were recorded at the $7.82 per share conversion price of the notes. The loss on extinguishment is calculated based on the $15.2 million discounted amount of the Amphora note and includes the write-off of $0.6 million in debt issuance costs and the non-cash benefit of writing off the $0.8 million embedded derivative liability.

•	A non-cash gain of $7.0 million related to warrant and embedded derivatives associated with convertible debt in 2006 compared to a non-cash loss of $5.8 million in 2005.

•	Amortization of debt costs for 2006 was $1.4 million.

•
Accretion of convertible debt discount for 2006 was $3.7 million, which included $2.7 million incremental non-cash charges related to the discount on the $19.7 million conversion of convertible notes in 2006.

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A non-cash early debt conversion fee of $4.7 million in 2006. In the second quarter of 2006, $1.9 million of the non-cash early debt conversion fee was recognized for the fair value of 189,189 restricted shares issued to Amphora Limited as consideration for the early conversion of a portion of their Convertible Note. In the fourth quarter of 2006, $2.9 million of the non-cash early debt conversion fee was recognized for the fair value of 636,663 incremental shares issued, or to be issued, to Laurus Master Fund, Ltd. as consideration for the early conversion of the convertible note issued in 2006. The incremental shares issued in the fourth quarter of 2006 were the result of reducing the conversion price of the Laurus note during the quarter to $3.57 per share.

Net loss for the quarter was $51.0 million, or $2.59 per share, on 19.7 million weighted-average shares outstanding, compared to net loss of $9.0 million, or $0.53 per share, on 17.1 million weighted-average shares outstanding, in the fourth quarter of 2005. Net loss for the year ended December 31, 2006 was $54.7 million, or $2.96 per share, on 18.5 million weighted-average shares outstanding, compared to a net loss of $21.1 million, or $1.35 per share, on 15.7 million weighted-average shares outstanding, for the year ended December 31, 2005.

MODTECH HOLDINGS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)
Net sales	$29,239,000	$55,913,000	$156,033,000	$230,324,000
Cost of goods sold	32,931,000	60,139,000	151,655,000	221,376,000

Gross (loss) profit	(3,692,000)	(4,226,000)	4,378,000	8,948,000

Selling, general and administrative expenses	6,800,000	4,789,000	17,322,000	15,920,000
Impairment loss on goodwill	33,600,000	-	33,600,000	-
Loss (gain) on sale of property and equipment	95,000	51,000	95,000	(6,000)
Covenant amortization	-	6,000	4,000	25,000

Loss from operations	(44,187,000)	(9,072,000)	(46,643,000)	(6,991,000)

Other (expense) income:
Interest expense	(435,000)	(1,370,000)	(2,479,000)	(6,927,000)
Interest income	27,000	311,000	326,000	358,000
Loss on extinguishment of debt	(3,421,000)	-	(3,421,000)	-
Gain (loss) on warrant and embedded derivatives	261,000	1,705,000	6,959,000	(5,804,000)
Amortization of debt costs	1,273,000	(312,000)	(1,384,000)	(1,037,000)
Accretion of convertible debt discount	(1,791,000)	(271,000)	(3,740,000)	(1,064,000)
Early debt conversion fee	(2,852,000)	-	(4,716,000)	-
Other income, net	129,000	37,000	407,000	361,000

	(6,809,000)	100,000	(8,048,000)	(14,113,000)

Loss before income taxes	(50,996,000)	(8,972,000)	(54,691,000)	(21,104,000)
Income tax benefit	-	-	-	-

Net loss	$(50,996,000)	$(8,972,000)	$(54,691,000)	$(21,104,000)

Basic and diluted loss per common share	$(2.59)	$(0.53)	$(2.96)	$(1.35)

Basic and diluted weighted-average common shares outstanding	19,714,181	17,058,822	18,464,607	15,682,357